UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Box Ships Inc.
(Name of Issuer)

Common stock, par value $0.01 per share (including related preferred stock purchase rights)
(Title of Class of Securities)

Y09675 102
(CUSIP Number)

Michael Bodouroglou Box Ships Inc. 15 Karamanli Ave. 16673 Voula Athens, Greece 011 30 210 891 4600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2012
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y09675 102

1.	NAMES OF REPORTING PERSONS

Michael Bodouroglou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

3,421,261 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,421,261 (1)

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,421,261 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.6% (2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1) Mr. Bodouroglou may be deemed to beneficially own 3,421,261 shares of common stock, par value $0.01 per share of Box Ships Inc. ("Common Shares") through Neige International Inc., a Marshall Islands company of which he is the controlling person, consisting of (i) 2,087,928 Common Shares and (ii) 1,333,333 Common Shares that are issuable upon the exercise of 1,333,333 warrants to purchase Common Shares that are exercisable between July 1, 2012 and June 30, 2017 inclusive at an exercise price of $7.74 per share.

(2) Pursuant to Rule 13d-3 of the Exchange Act, this percentage includes Common Shares underlying the warrants discussed above that are exercisable by Neige International Inc. within 60 days.

CUSIP No.	Y09675 102

1.	NAME OF REPORTING PERSONS

Neige International Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,421,261 (3)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

3,421,261 (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,421,261 (3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.6% (4)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(3) As mentioned above, these Common Shares consist of (i) 2,087,928 Common Shares and (ii) 1,333,333 Common Shares that are issuable upon the exercise of 1,333,333 warrants to purchase Common Shares that are exercisable between July 1, 2012 and June 30, 2017 inclusive at an exercise price of $7.74 per share.

(4) Pursuant to Rule 13d-3 of the Exchange Act, this percentage includes Common Shares underlying warrants discussed above that are exercisable by Neige International Inc. within 60 days.

Explanatory Note

The purpose of this Amendment No. 2 to Schedule 13D is to report the change in beneficial ownership of Box Ships Inc., a Marshall Islands Corporation (the "Issuer") by Neige International Inc., a Marshall Islands corporation, and Michael Bodouroglou, the controlling person of Neige International Inc., as a result of the acquisition by Neige International Inc. of 111,428 shares of the Issuer's common stock, par value $0.01 per share (the "Common Shares") purchased in an underwritten public offering by the Issuer of an aggregate of 4,285,715 Common Shares (the "Public Offering") at the public offering price of $7.00 per share.

Item 1.	Security and Issuer.

No material change from the Schedule 13D/A filed with the U.S. Securities and Exchange Commission (the "Commission") on June 22, 2012.

Item 2.	Identity and Background.

No material change from the Schedule 13D/A filed with the Commission on June 22, 2012.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 18, 2012, the Issuer completed the Public Offering.  Neige International Inc. purchased 111,428 Common Shares in the Public Offering at the public offering price of $7.00 per share, which was paid out of its working capital.

Item 4.	Purpose of Transaction.

The acquisitions described in Item 3 above are solely for investment purposes.

No material change from the Schedule 13D/A filed with the Commission on June 22, 2012.

Item 5.	Interest in Securities of the Issuer.

(a. and b.)
As of July 27, 2012, the Issuer had outstanding 20,611,715 Common Shares. Based on the foregoing, Michael Bodouroglou and Neige International Inc. (collectively, the "Reporting Persons") report beneficial ownership of the following Common Shares:

Michael Bodouroglou may be deemed to beneficially own 3,421,261 Common Shares, representing approximately 15.6% of the Issuer's outstanding Common Shares.  This percentage ownership is based on 21,945,048 Common Shares outstanding, which is calculated for Schedule 13D purposes by taking the sum of (i) 20,611,715 Common Shares outstanding and (ii) 1,333,333 Common Shares issuable upon the potential exercise of warrants to purchase the same number of Common Shares held by Neige International Inc. Mr. Bodouroglou has the sole power to vote or direct the vote of 3,421,261 Common Shares; the shared power to vote or direct the vote of 0 Common Shares; the sole power to dispose or direct the disposition of 3,421,261 Common Shares; and the shared power to dispose or direct the disposition of 0 Common Shares.

Neige International Inc. may be deemed to beneficially own 3,421,261 Common Shares, representing approximately 15.6% of the Issuer's outstanding Common Shares.  This percentage ownership is based on 21,945,048 Common Shares outstanding, which is calculated for Schedule 13D purposes by taking the sum of (i) 20,611,715 Common Shares outstanding and (ii) 1,333,333 Common Shares issuable upon the potential exercise of warrants to purchase the same number of Common Shares held by Neige International Inc.  Neige International Inc. has the sole power to vote or direct the vote of 0 Common Shares; the shared power to vote or direct the vote of 3,421,261 Common Shares; the sole power to dispose or direct the disposition of 0 Common Shares; and the shared power to dispose or direct the disposition of 3,421,261 Common Shares.

(c.)
Item 3 and Item 6 are hereby incorporated herein by reference. Except as set forth in Item 3 and Item 6 or otherwise described herein, the Reporting Persons have not effected any transactions in the Common Shares since the Schedule 13D/A filed with the Commission on June 22, 2012.

(d.)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 12, 2012, the Issuer issued and sold to Neige International Inc. in a private offering 1,333,333 units, each unit consisting of one of the Issuer's Series B Cumulative Redeemable Perpetual Preferred Shares (the "Series B Preferred Shares") and one warrant to purchase one of the Issuer's Common Shares at an exercise price of $7.74 per share at any time on or prior to June 30, 2017, at an offering price of $28.875 per unit (the "Private Offering").

On July 18, 2012, the Issuer completed the Public Offering of 4,285,715 Common Shares.  Neige International Inc. purchased 111,428 Common Shares in the Public Offering at the public offering price of $7.00 per share.  Also on July 18, 2012, the Issuer used a portion of the net proceeds of the Public Offering to redeem 692,641 of the Series B Preferred Shares issued to Neige International Inc. in the Private Offering at a price equal to the liquidation preference of $30.00 per share, plus accrued and unpaid dividends paid at the time of redemption out of the Issuer's available cash on hand.

In addition, on July 18, 2012, the Issuer exchanged the remaining 640,692 Series B Preferred Shares held by Neige International Inc. issued in the Private Offering, on a one-for-one basis, with 9.75% Series B-1 Cumulative Redeemable Perpetual Preferred Shares (the "Series B-1 Preferred Shares") issued to Neige International Inc. The Series B-1 Preferred Shares are identical to the Series B Preferred Shares in all material respects except they have a conversion right, pursuant to which the Issuer, at its sole option, has the right to convert, in whole or in part at any time from time to time, any outstanding Series B-1 Preferred Shares into Common Shares. The number of Common Shares into which each Series B-1 Preferred Share may be converted will be the number of Common Shares having an aggregate Adjusted Market Price (as defined below) equal to the $30.00 liquidation preference of the Series B-1 Preferred Shares, plus any applicable redemption premium. The Adjusted Market Price of the Common Shares will be equal to the closing price of the Common Shares on the New York Stock Exchange, or such other national securities exchange on which the Issuer's Common Shares are then traded, on the record date of the conversion, less 10%.

Furthermore, in connection with the closing of the Public Offering, the Issuer agreed that it will not redeem any outstanding Series B-1 Preferred Shares held by Neige International Inc. for cash prior to the earlier of (i) April 30, 2013 or (ii) the repayment of the $30.0 million loan agreement with Paragon Shipping Inc., of which $15.0 million was outstanding as of July 12, 2012 and which is repayable in full by April 2013.

On July 18, 2012, Neige International Inc. entered into an amendment (the "Amendment") to the registration rights agreement dated June 12, 2012 with the Issuer, pursuant to which the Issuer granted Neige International Inc., and its affiliates or transferees, certain registration rights with respect to the Series B-1 Preferred Shares held by Neige International Inc. and the warrants and Common Shares issuable upon exercise of the warrants acquired by Neige International Inc. in the Private Offering (collectively, the "Securities"). Pursuant to the Amendment, Neige International Inc., and its affiliates and transferees, have the right, subject to certain terms and conditions, to require the Issuer, on up to three separate occasions following August 11, 2012, to register under the Securities Act of 1933, as amended, the Securities held by Neige International Inc., or its affiliates or transferees, for offer and sale to the public (including by way of underwritten public offering) and incidental or "piggyback" rights permitting participation in certain registrations of securities by the Issuer.

Other than as described above and as described in the Schedule 13D filed with the Commission on June 10, 2011 and in the Schedule 13D/A filed with the Commission on June 22, 2012, neither Michael Bodouroglou nor Neige International Inc. has any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

A.	AAgreement between the Reporting Persons to file jointly

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2012

NEIGE INTERNATIONAL INC.* By: /s/ Michael Bodouroglou Name: Michael Bodouroglou Title: Director and President
/s/ Michael Bodouroglou* Name: Michael Bodouroglou

*The Reporting Person disclaims beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Agreement

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A dated July 27, 2012 with respect to the shares of common stock of Box Ships Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

Dated: July 27, 2012

NEIGE INTERNATIONAL INC. By: /s/ Michael Bodouroglou Name: Michael Bodouroglou Title: Director and President
/s/ Michael Bodouroglou Name: Michael Bodouroglou

SK 27372 0001 1308464 v2